July 18, 2025

Georges Karam
Chief Executive Officer
SEQUANS COMMUNICATIONS
Forest, 15-55 boulevard Charles de Gaulle
92700 Colombes, France

       Re: SEQUANS COMMUNICATIONS
           Registration Statement on Form F-3
           Filed July 16, 2025
           File No. 333-288708
Dear Georges Karam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing